September 24, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Rolaine Bancroft, Esq.

Re:	ZAP Amendment No. 1 to Registration Statement on Form SB-2 Filed August 29, 2007 File No. 333-144325

Dear Ms. Bancroft:

On behalf of ZAP (the “Company” or “ZAP”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 12, 2007.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Additional Information Regarding the Selling Security Holders, page 12

1.
Please itemize for us the composition of the total number of outstanding shares at the time of filing this registration statement. For instance, please separately list the number of shares held by selling security holders, affiliates of the selling security holders and affiliates of the company. Separately list the number of shares owned by your directors and executive officers. We note from your disclosure on page 23 that 30,718,024 shares are beneficially owned by your directors and executive officers.

The following table itemizes the composition of the total number of outstanding shares of ZAP as of July 3, 2007.

Shares Outstanding as of July 3, 2007	46,253,533

Less:
Selling Security Holders
Gemini Master Fund	78,750
Grey K Offshore Fund	39,160
Grey K Fund, LP	15,755
Grey K Offshore Leveraged Fund	8,085
Diversified Equity Funding	942,820
Diversified Strategies Fund	243,320
HES Gift Trust	182,486
Wendy Spatz	122,810
Joseph Gottlieb	121,000
Maria Helena Mulder	110,000
Randal Ames Churchill	110,000
Raymond Markman	0
The Banks Group	1,581,297
Thomas Heidemann	25,000
William Courtright	147,230
Total Selling Security Holders	3,727,713

Affiliates
Jeffrey Banks	50,000

Directors and Executive Officers
Steve Schneider	3,079,500
Gary Starr	1,034,584
William Hartman	41,421
Renay Cude	60,902
Amos Kazzaz	110,000
Peter Scholl	9,385
Total Directors and Executive Officers	4,335,792

Total Affiliate Shareholdings	8,113,505

Total Non Affiliate Shareholdings	38,140,028

Also, we note your response to prior comment 7 on page 16.  Please revise page 16 to disclose the total number of outstanding shares held by persons other than the selling security holders, affiliates of the selling security holders, or affiliates of the company at the time of filing this registration statement.

The prospectus has been updated on Page16 with the requested disclosure.

---------------------------------

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL LLP /s/ Deanna R. Whitestone, Esq.

cc:	Benjamin Alexander, Esq.
Bill Hartman